UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,219,590

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,219,590

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,590

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 52.3% (2)

14	Type of Reporting Person IN

(1)	Excludes 195,579 shares of Ashford Inc.’s (the “Issuer,” or the “Company”) common stock (the “Common Stock”) reserved for issuance by the Company to Mr. Monty J. Bennett (the “Reporting Person”) pursuant to the Company’s deferred compensation plan.

(2)	Based on 3,431,075 shares of Common Stock outstanding as of April 1, 2024, plus the following: (i) 2,094,384 shares of Common Stock issuable upon conversion of the 9,279,300 shares of Series D Convertible Preferred Stock of the Company (“Series D Preferred Stock”) and the associated accrued unpaid dividends; (ii) the Units (as defined herein); and (iii) the Options (as defined herein).

CUSIP No. 044104-10-7

Explanatory Note

This Amendment No. 11 (this “Amendment”) relates to the Schedule 13D filed on November 24, 2014 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Person, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 22, 2024, the Reporting Person received 37,640 LTIP Units pursuant to a grant from the Issuer under the Issuer’s 2014 Incentive Plan, as amended. Such LTIP Units vest in three substantially equal installments on the first three anniversaries following the date of the grant. Vested LTIP Units, upon achieving parity with common limited partnership units of AHH (“Common Units”), are convertible into Common Units at the option of the Reporting Person. Neither the LTIP Units nor the Common Units have an expiration date.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 1, 2024, the Board of Directors of the Company (the “Board”) recommended and approved a transaction whereby the Company would effect a 1-for-10,000 reverse stock split of the Company’s common stock (the “Reverse Stock Split”), followed by a 10,000-for-1 forward stock split of the Company’s common stock (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Proposed Transaction”). Stockholders owning fewer than 10,000 shares of common stock in any one account immediately prior to the Reverse Stock Split would receive $5.00 in cash, without interest, immediately following the Reverse Stock Split, for each share of common stock held by them immediately prior to the Reverse Stock Split, and thereafter they would no longer be stockholders of the Company. Stockholders owning 10,000 or more shares in any one account immediately prior to the Reverse Stock Split (“Continuing Stockholders”) would not be entitled to receive any cash for their share interests. The Forward Stock Split, which would follow the Reverse Stock Split, would reconvert whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the Company’s common stock held by such Continuing Stockholders immediately before the Reverse Stock Split. As a result of the Forward Stock Split, the total number of shares of the Company’s common stock held by a Continuing Stockholder would not change as a result of the Proposed Transaction. The Company estimates that approximately 1.1 million shares of the Company’s common stock (representing approximately 31% of the shares of common stock currently outstanding) would be cashed out in the Proposed Transaction and the aggregate cost to the Company of the Proposed Transaction would be approximately $5.5 million, plus transaction expenses, which are estimated to be approximately $6.7 million. The Company expects to fund such costs using cash-on-hand.

The Proposed Transaction will be submitted to a vote of the Company’s stockholders at a special meeting of stockholders to be called for that purpose. The Board has instructed the Company’s management to prepare and file a preliminary proxy statement with respect to the Proposed Transaction. Approval of the Proposed Transaction requires a majority vote of the Company’s common stock represented in person or by proxy and entitled to vote at the special meeting of stockholders. In addition, stockholders will be asked to consider and vote upon a proposal to approve a waiver of the prohibition on Rule 13e-3 transactions contained in Section 3.03 of that certain Investor Rights Agreement entered into as of November 6, 2019 by and among the Company, Archie Bennett, Jr., Monty J. Bennett and certain other parties.

The Reporting Person and other members of senior management of the Company may purchase or sell shares of common stock of the Company in the open market following the public announcement of the Proposed Transaction. Any such purchases or sales will be reported on Form 4 and Schedule 13D as required by law. These purchases and sales may increase or decrease the price of the Company’s common stock.

CUSIP No. 044104-10-7

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are amended and restated in their entirety to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 496,108 shares of Common Stock; (b) 112,206 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, all of which are vested; (c) 1,054.82 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”, and together with the Common Stock and Options, the “Securities”); (d) 2,094,384 shares of Common Stock issuable upon conversion of the 9,279,300 Series D Preferred Stock and associated accrued unpaid dividends held, directly or indirectly, by the Reporting Person; (e) 398,170 Class 2 Long-Term Incentive Partnership Units in Ashford Hospitality Holdings LLC; and (f) 117,667 Special Limited Partnership Units.

The Reporting Person is deemed to beneficially own an aggregate of 3,219,590 shares of Common Stock (which consists of: (u) 117,667 Special Limited Partnership Units; (v) 496,108 shares of Common Stock; (w) 112,206 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, all of which are vested; (x) 1,054.82 Units; (y) 398,170 Class 2 Long-Term Incentive Partnership Units; and (z) 2,094,384 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock), representing approximately 52.3% of the Issuer’s outstanding Common Stock. The Securities held directly by the Reporting Person include 37,640 Special Limited Partnership Units, 267,504 shares of Common Stock, 77,206 shares of Common Stock issuable upon exercise of Options, and 34,307 shares of Common Stock issuable upon the conversion of 152,000 shares of Series D Preferred Stock and the associated accrued unpaid dividends. The remainder are held indirectly as follows:

(i)	4,662 shares of Common Stock, 35,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii)	62,116 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii)	118,290 shares of Common Stock, 2,042,021 shares of Common Stock issuable upon conversion of 9,047,300 shares of Series D Preferred Stock and the associated accrued unpaid dividends, and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)	13,408 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v)	21,195 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 21,195 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation);

(vi)	8,918 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III;

(vii)	18,056 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock and the associated accrued unpaid dividends held indirectly through a trust created for the benefit of one of the Reporting Person’s minor children;

(viii)	200,000 Class 2 Long-Term Incentive Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2021 PS;

(ix)	198,170 Class 2 Long-Term Incentive Partnership Units and 38,853 Special Limited Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2022 PS;

(x)	41,174 Special Limited Partnership Units held indirectly by the Reporting Person through Texas Yarrow LLC 2023 PS; and

(xi)	15 shares of Common Stock held by Reporting Person’s spouse.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

Items 5(c) of the Schedule 13D is hereby amended and supplemented to include the following information:

(c) Transactions within the Past 60 Days. The transactions reported by the Reporting Person on Form 4 filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2024, pursuant to Section 16 of the Exchange Act of 1934, as amended, is incorporated herein by reference and is available on the SEC's website at www.sec.gov

CUSIP No. 044104-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

By:	/s/ Monty J. Bennett
Monty J. Bennett